                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                AMENDMENT No. 2
                                      to
                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                              CEC RESOURCES LTD.
                           (Name of Subject Company)

                           Carbon Energy Corporation
                                   (Bidder)

                          Common Stock, No par value
                        (Title of Class of Securities)

                                  124980 10 3
                     (CUSIP Number of Class of Securities)

                              Patrick R. McDonald
                           Carbon Energy Corporation
                                 1700 Broadway
                                  Suite 1150
                             Denver, CO 80290-1101
                                (303) 860-1575
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                with copies to:

                              Mark R. Levy, Esq.
                              Holland & Hart LLP
                            555 Seventeenth Street
                                  Suite 3200
                               Denver, CO 80202
                                (303) 295-8000

                       (Continued on following page(s))
                              Page 1 of 5 pages.
                      Exhibit Index is located on Page 5.

                                SCHEDULE 14D-1

  CUSIP NO. 124980 10 3
            -----------

------------------------------------------------------------------------------
      Names of Reporting Persons,
 1    S.S. or I.R.S. Identification Nos. Of Above Persons

      Carbon Energy Corporation
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds*
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                         [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Colorado
------------------------------------------------------------------------------
       Aggregate Amount Beneficially Owned by Each Reporting Person
 7
       1,483,288
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (7) Excludes Certain Shares
 8    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (7)
 9
      97.5%/(1)/
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
10
      CO
------------------------------------------------------------------------------

_____________
/(1)/ Based on 1,521,400 shares of CEC Resources Ltd. common stock outstanding as of August 31, 1999 as represented to Carbon Energy Corporation by CEC Resources Ltd.

                               Page 2 of 5 pages

     Carbon Energy Corporation, a Colorado corporation ("Carbon"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 filed January 7, 2000 (the "Statement"), as amended by Amendment No. 1 to the Statement filed on January 21, 2000, with respect to the offer (the "Offer") by Carbon to exchange one share of its common stock, no par value, for each outstanding share of common stock, without par value, of CEC Resources Ltd., an Alberta corporation ("CEC"), upon the terms and subject to the condition set forth in the Prospectus dated January 18, 2000. Except as expressly amended or supplemented by this Amendment No. 2, no other changes are made to the Statement as previously amended by Amendment No. 1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Statement is hereby amended and supplemented as follows:

          The exchange offer terminated at 5:00 p.m., New York City time, on February 17, 2000. In the exchange offer, Carbon acquired 1,483,288 shares of CEC's common stock which shares represent approximately 97.5% of the currently outstanding shares of CEC common stock.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   **(a)(1)  Prospectus dated January 18, 2000.

   **(a)(2)  Form of Letter of Transmittal.

   **(a)(3)  Form of Notice of Guaranteed Delivery.

   **(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   **(a)(5) Form of Letter to Clients to be used by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

   **(a)(6) Form of Letter to DTC Participants Regarding the Tender For Exchange of Shares of Common Stock.

   **(a)(7) Joint Press Release, dated January 21, 2000, of Carbon Energy Corporation and CEC Resources Ltd. regarding the Offer.

     (a)(8) Joint Press Release, dated February 18, 2000, of Carbon Energy Corporation and CEC Resources Ltd. regarding expiration of the Offer.

   **(c)(1) Exchange and Financing Agreement Among Carbon Energy Corporation, CEC Resources Ltd., and Yorktown Energy Partners III, L.P., dated October 14, 1999 (Exhibit 10.3 to Registration Statement No. 333-89783).

   **(c)(2)  Employment Agreement By and Between CEC Resources Ltd. and Patrick
             R. McDonald, dated June 30, 1998 (Exhibit 10(a) to Form 8-K of CEC Resources Ltd., dated July 7, 1998).

                               Page 3 of 5 pages

   **(c)(3) Stock Purchase Agreement by and between McDonald Energy, LLC and CEC Resources Ltd., dated June 24, 1998 (Exhibit 10(b) to Form 8-K of CEC Resources Ltd., dated July 7, 1998).

   **(c)(4) Restricted Stock Option Agreement, dated July 22, 1999 between CEC Resources Ltd. and Patrick R. McDonald.

   **(c)(5) Employment Agreement By and Between CEC Resources Ltd. and Kevin D. Struzeski, dated November 16, 1998.

   **(c)(6) Employee Incentive Share Option Plan (Exhibit 10(c) to Registration Statement No. 33-86996).

   **(d)(1) Opinion of Holland & Hart LLP, dated January 17, 2000, regarding United States federal income tax consequences of the Offer (Exhibit
             8.1 to Registration Statement No. 333-89783).

   **(d)(2) Opinion of Bennett Jones, dated December 29, 1999, regarding Canadian federal tax consequences of the Offer (Exhibit 8.2 to Registration Statement No. 333-89783).

___________________________
**Previously filed


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2000
                                    Carbon Energy Corporation


                                    By:     /s/ Patrick R. McDonald
                                          ------------------------------------
                                    Name:       Patrick R. McDonald
                                    Title:      President

                               Page 4 of 5 pages

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 ------                          -----------------------

 **(a)(1)      Prospectus dated January 18, 2000.
 **(a)(2)      Form of Letter of Transmittal.
 **(a)(3)      Form of Notice of Guaranteed Delivery.
 **(a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
 **(a)(5)      Form of Letter to Clients to be used by Brokers, Dealers,
               Commercial Banks, Trust Companies and other Nominees.
 **(a)(6)      Form of Letter to DTC Participants Regarding the Tender For
               Exchange of Shares of Common Stock.
 **(a)(7)      Joint Press Release, dated January 21, 2000, of Carbon Energy
               Corporation and CEC Resources Ltd. regarding the Offer.
  (a)(8)       Joint Press Release, dated February 18, 2000, of Carbon Energy
               Corporation and CEC Resources Ltd. regarding expiration of the Offer.
**(c)(1)       Exchange and Financing Agreement Among Carbon Energy Corporation,
               CEC Resources Ltd., and Yorktown Energy Partners III, L.P., dated
               October 14, 1999 (Exhibit 10.3 to Registration Statement No. 333-
               89783).
**(c)(2)       Employment Agreement By and Between CEC Resources Ltd. and
               Patrick R. McDonald, dated June 30, 1998 (Exhibit 10(a) to
               Form 8-K of CEC Resources Ltd., dated July 7, 1998).
**(c)(3)       Stock Purchase Agreement by and between McDonald Energy, LLC and
               CEC Resources Ltd., dated June 24, 1998 (Exhibit 10(b) to Form 8-
               K of CEC Resources Ltd., dated July 7, 1998).
**(c)(4)       Restricted Stock Option Agreement, dated July 22, 1999 between
               CEC Resources Ltd. and Patrick R. McDonald.
**(c)(5)       Employment Agreement By and Between CEC Resources Ltd. and Kevin
               D. Struzeski, dated November 16, 1998.
**(c)(6)       Employee Incentive Share Option Plan (Exhibit 10(c) to
               Registration Statement No. 33-86996).
**(d)(1)       Opinion of Holland & Hart LLP, dated January 17, 2000, regarding
               United States federal income tax consequences of the Offer
               (Exhibit 8.1 to Registration Statement No. 333-89783).
**(d)(2)       Opinion of Bennett Jones, dated December 29, 1999, regarding
               Canadian federal tax consequences of the Offer (Exhibit 8.2 to Registration Statement No. 333-89783).

___________________________
**Previously filed

                               Page 5 of 5 pages